                                            Registration Statement No. _________
                                                                       811-03927

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:  THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE

B.  Name of Depositor:  THE TRAVELERS INSURANCE COMPANY

C.  Complete Address of Depositor's Principal Executive Offices:

         One Tower Square,
         Hartford, Connecticut  06183

D.  Name and Complete Address of Agent for Service:

         Ernest J. Wright, Secretary
         The Travelers Insurance Company
         One Tower Square
         Hartford, Connecticut  06183

It is proposed that this filing will become effective (check appropriate box):

___________   immediately upon filing pursuant to paragraph (b)
___________   on ___________ pursuant to paragraph (b)
___________   60 days after filing pursuant to paragraph (a)(1)
___________   on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

________ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title of securities being registered:

              Variable Life Insurance Policies.

              Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Survivorship Life Insurance Policies is being registered under the Securities Act of 1933.

F. Approximate date of proposed public offering:

              As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

___________   Check the box if it is proposed that this filing will become effective on ____ at ___ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND THE PROSPECTUS

Item No. of
Form N-8B-2             CAPTION IN PROSPECTUS
-----------             ---------------------
        1               Cover page
        2               Cover page
        3               Not applicable
        4               The Company; Distribution
        5               The Travelers Fund UL for Variable Life Insurance
        6               The Travelers Fund UL for Variable Life Insurance
        7               Not applicable
        8               Not applicable
        9               Legal Proceedings and Opinion
        10              Prospectus Summary; The Company; The Travelers Fund UL for Variable Life
                           Insurance, The Investment Options; The Policy; Transfers of Cash Value;
                           The Separate Account and Valuation; Voting Rights; Disregard of Voting Rights;
                           Dividends; Lapse and Reinstatement
        11              Prospectus Summary; The Investment Options
        12              Prospectus Summary; The Investment Options
        13              Charges and Deductions; Distribution
        14              The Policy
        15              Prospectus Summary; Applying Premium Payments
        16              The Investment Options; Applying Premium Payments
        17              Prospectus Summary; Right to Cancel; The Separate Account and Valuation; Policy
                           Loans; Exchange
        18              The Investment Options; Charges and Deductions; Federal Tax
                           Considerations; Dividends
        19              Statements to Policy Owners
        20              Not applicable
        21              Policy Loans
        22              Not applicable
        23              Not applicable
        24              Not applicable
        25              The Company
        26              Not applicable
        27              The Company
        28              The Company; Management
        29              The Company
        30              Not applicable
        31              Not applicable
        32              Not applicable
        33              Not applicable
        34              Not applicable
        35              The Company; Distribution
        36              Not applicable
        37              Not applicable
        38              Distribution
        39              The Company; Distribution
        40              Not applicable
        41              The Company; Distribution
        42              Not applicable
        43              Not applicable
        44              Applying Premium Payments; Accumulation Unit Values
        45              Not applicable

Item No. of
Form N-8B-2             CAPTION IN PROSPECTUS
-----------             ---------------------
        46              The Separate Account and Valuation; Access to Cash Values
        47              The Investment Options
        48              Not applicable
        49              Not applicable
        50              Not applicable
        51              Prospectus Summary; The Company; The Policy; Death Benefits and Lapse a
                           and Reinstatement
        52              The Investment Options
        53              Federal Tax Considerations
        54              Not applicable
        55              Not applicable
        56              Not applicable
        57              Not applicable
        58              Not applicable
        59              Financial Statements

                                  PROSPECTUS


This Prospectus describes The Travelers(sm)Agency Cash Value VUL, an individual variable universal (flexible premium) life insurance Policy (the "Policy") offered by The Travelers Insurance Company (the "Company"). A Policy Owner may choose the amount of life insurance coverage desired with a minimum Stated Amount of $50,000. The premium payment may be allocated by the Policy Owner to one or more of the variable funding options (the "Investment Options").


During the Policy's Right to Cancel Period, the Applicant may return the Policy to the Company for a refund. The Right to Cancel Period expires on the latest of ten days after you receive the Policy, ten days after we mail or deliver to you a written Notice of Right to Cancel, or 45 days after the Applicant signs the application for insurance (or later if state laws requires).


There is no guaranteed minimum Cash Value for a Policy. The Cash Value of the Policy will vary to reflect the investment performance of the Investment Options to which you have directed your premium payments. You bear the investment risk under the policy. The Cash Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. The Policy will remain in effect for as long as the Cash Surrender Value can pay the monthly Policy charges (subject to the Grace Period provision), or for a longer period as may be provided under the Lapse Protection Guarantee or Lifetime Guaranteed Death Benefit Riders.


We offer two death benefits under the Policy -- the "Level Option" and the "Variable Option." Under either option, the death benefit will never be less than the Amount Insured (less any outstanding Policy loans or Monthly Deduction Amounts due and unpaid). You choose one at the time you apply for the Policy, however you may change the death benefit option, subject to certain conditions.

This Policy may be or become a modified endowment Policy under federal tax law. So, any partial withdrawal, Policy surrender or loan may result in adverse tax consequences or penalties.

REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

EACH OF THE INVESTMENT OPTION PROSPECTUSES ARE INCLUDED WITH THE PACKAGE CONTAINING THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OF ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENT AGENCY.


                 THE DATE OF THIS PROSPECTUS IS MARCH 30, 2000.

                               TABLE OF CONTENTS

Glossary of Special Terms..............    3
Prospectus Summary.....................    5
General Description....................    9
How the Policy Works...................    9
  Beneficiary..........................    9
  Applying Premium Payments............    9
The Investment Options.................   10
Policy Benefits and Rights.............   13
  Transfers of Cash Value..............   13
  Telephone Transfers..................   13
  Automated Transfers..................   13
     Dollar-Cost Averaging.............   13
     Portfolio Rebalancing.............   13
  Lapse and Reinstatement..............   13
  Lapse Protection Guarantee Rider.....   14
  Guaranteed Death Benefit Rider.......
  Exchange Rights......................   14
  Right to Cancel......................   14
Access to Cash Values..................   16
  Policy Loans.........................   16
  Cash Value and Cash Surrender
     Value.............................   16
Death Benefit..........................   17
     Payment of Proceeds...............   18
     Payment Options...................   19
Maturity Benefits......................   19
     Maturity Extension Rider..........   19
     Coverage Extension Rider..........   20
Charges and Deductions.................   20
  Charges Against Premium..............   20
     Front-End Sales Charge............   20
     State Premium Tax Charge..........   20
  DAC Tax Charge.......................
  Monthly Deduction Amount.............   20
     Cost of Insurance Charge..........   20
     Policy Administrative Expense
       Charge..........................   20
     Charges for Supplemental Benefit
       Provisions......................   21
  Charges Against the Separate
     Account...........................   21
     Mortality and Expense Risk
       Charge..........................   21
  Underlying Fund Fees.................   21
  Surrender Charges....................   21
  Transfer Charge......................   22
  Reduction or Elimination of
     Charges...........................   22
The Separate Account and Valuation.....   22
  The Travelers Fund UL II for Variable
     Life Insurance (Fund UL II).......   22
  How the Cash Value Varies............   22
  Accumulation Unit Value..............   23
  Net Investment Factor................   23
Changes to the Policy..................   23
  General..............................   23
  Changes in Stated Amount.............   24
  Changes in Death Benefit Option......   24
Additional Policy Provisions...........   24
  Assignment...........................   24
  Limit on Right to Contest & Suicide
     Exclusion.........................   24
  Misstatement as to Sex and Age.......   24
  Voting Rights........................   25
  Disregard of Voting Instructions.....   25
Other Matters..........................   25
  Statements to Policy Owners..........   25
  Suspension of Valuation..............   25
  Dividends............................   26
  Mixed and Shared Funding.............   26
  Distribution.........................   26
  Legal Proceedings and Opinion........   26
  Independent Accountants..............   26
Federal Tax Considerations.............   26
  General..............................   26
  Tax Status of the Policy.............   27
     Definition of Life Insurance......   27
     Diversification...................   27
     Investor Control..................   27
  Tax Treatment of Policy Benefits.....   28
     In General........................   28
     Modified Endowment Contracts......   28
     Exchanges.........................   29
     Aggregation of Modified Endowment
       Contracts.......................   29
     Policies which are not Modified
       Endowment Contracts.............   29
     Treatment of Loan Interest........   30
     The Company's Income Taxes........   30
The Company............................   30
  IMSA.................................   30
  Year 2000 Compliance.................   30
Management.............................   31
  Directors of The Travelers Insurance
     Company...........................   31
  Senior Officers of The Travelers
     Insurance Company.................   32
Example of Policy Charges..............   32
Performance Information................   32

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

The following terms are used throughout the Prospectus, and have the indicated meanings:

ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the Investment Options.

ANNUAL MINIMUM PREMIUM -- the Policy Owner must pay a first premium greater than or equal to one-quarter of this amount for the Policy to be issued. (Please refer to Appendix A.)

BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the Insured's death.

CASH SURRENDER VALUE -- the Cash Value less any outstanding Policy loan and surrender charges.

CASH VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy, plus the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.

DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

INSURED -- the person on whose life the Policy is issued.

INVESTMENT OPTIONS -- the segments of the Separate Account or Portfolio to which you may allocate premiums or Cash Value under Fund UL.

ISSUE DATE -- the date on which the Policy is issued by the Company for delivery to the Policy Owner.


LAPSE PROTECTION GUARANTEE RIDER -- a rider which provides that the Policy will not lapse during the first ten Policy Years if a required amount of premium is paid. (Not available in all states.)

LAPSE PROTECTION PREMIUM -- an amount shown on the Policy Summary page, the cumulative amount of which must be paid during the first ten Policy Years in order for the Lapse Protection Guarantee to be in effect.

LIFETIME GUARANTEED DEATH BENEFIT RIDER -- a rider which provides that the Policy will remain in force until the Insured's Death if a required premium amount is paid.


LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy loan, and to which we credit and charge a fixed rate of interest.

MATURITY DATE -- The anniversary of the Policy Date on which the Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required to qualify this Policy as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value which includes cost of insurance charges, administrative charges, and any charges for supplemental benefits.

NET AMOUNT AT RISK -- an amount equal to the Death Benefit minus the Cash Value.

NET PREMIUM -- the amount of each premium payment applied to purchase Accumulation Units under the Policy, less the deduction of front-end sales charges, premium tax charges, Deferred Acquisition Cost Tax Charge (DAC Tax).

PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner, either annually, semiannually or through automatic monthly checking account deductions.

POLICY DATE -- the date on which the Policy, benefits and provisions of the Policy become effective.

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER (YOU, YOUR OR OWNER) -- the person having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured.

POLICY YEARS -- annual periods computed from the Policy Date.

SEPARATE ACCOUNT -- assets set aside by The Travelers Insurance Company, the investment experience of which is kept separate from that of other assets of The Travelers Insurance Company; for example, The Travelers Fund UL for Variable Life Insurance.

STATED AMOUNT -- the amount originally selected by the Policy Owner used to determine the Death Benefit, or as may be increased or decreased as described in this Prospectus.

VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

WHAT IS VARIABLE UNIVERSAL LIFE INSURANCE?

The Flexible Premium Variable Universal Life Insurance Policy is designed to provide insurance protection on the life of the Insured and to build Cash Value. Like other life insurance it provides an income-tax free death benefit that is payable to the Beneficiary upon the Insured's death. Unlike traditional, fixed-premium life insurance, the Policy allows you, as the owner, to allocate your premium, or transfer Cash Value to various Investment Options. These Investment Options include equity, bond, money market and other types of portfolios. Your Cash Value may increase or decrease daily, depending on investment return. There is no minimum amount guaranteed as it would be in a traditional life insurance policy.

INVESTMENT OPTIONS: You have the ability to choose from a wide variety of well-known Investment Options. These professionally managed stock, bond and money market funding options cover a broad spectrum of investment objectives and risk tolerance. Currently, the following Investment Options (subject to state availability) are available under Fund UL (Funds offered may change)

Capital Appreciation Fund                       TEMPLETON VARIABLE PRODUCTS SERIES FUND:
Dreyfus Stock Index Fund                        Templeton Asset Allocation Fund (Class 1)
Managed Assets Trust                            Templeton Bond Fund (Class 1)
Money Market Portfolio                          Templeton Stock Fund (Class 1)
BT INSURANCE FUNDS TRUST:                       TRAVELERS SERIES FUND, INC.:
  EAFE Equity Index Fund                        AIM Capital Appreciation Portfolio
  Small Cap Index Fund                          Alliance Growth Portfolio
                                                MFS Total Return Portfolio
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND:    Putnam Diversified Income Portfolio
  VIP Equity Income Portfolio                   Smith Barney High Income Portfolio
  VIP Growth Portfolio                          Smith Barney Large Cap Value Portfolio
  VIP High Income Portfolio
                                                TRAVELERS SERIES TRUST:
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND     U.S. Government Securities Portfolio
II:                                             Utilities Portfolio
  VIP II Asset Manager Portfolio                Zero Coupon Bond Portfolio 2000
                                                Zero Coupon Bond Portfolio 2005
GREENWICH STREET SERIES FUND:
  Equity Index Portfolio
  Total Return Portfolio

Additional Portfolios may be added from time to time. For more information see "The Investment Options." Refer to each Fund's prospectus for a complete description of the investment objectives, restrictions and other material information.

PREMIUMS: When applying for your Policy, you state how much you intend to pay, and whether you will pay annually, semiannually or monthly via checking account deductions. You may also make unscheduled premium payments in any amount. No premium payments will be accepted if receipt of such premiums would disqualify the Policy as life insurance under applicable federal tax laws.

You indicate on your application what percentage of each Net Premium you would like allocated to the Investment Options. You may change your allocations by writing to the Company or by calling 1-800-334-4298.

During the underwriting period, any premium paid will be held in a non-interest bearing account. After the Policy Date and until the applicant's right to cancel has expired, your Net Premium will be invested in the Money Market Portfolio. After that, the Cash Value will be distributed to each Investment Option in the percentages indicated on your application.

RIGHT TO EXAMINE POLICY: You may return your Policy for any reason and receive a full refund of your premium by mailing us the Policy and a written request for cancellation within a specified period.

DEATH BENEFITS: At time of application, you select a death benefit option. Under certain conditions you may be able to change the death benefit option at a later date. The options available are:

     - LEVEL OPTION (OPTION 1): the death benefit will be equal to the greater of the Stated Amount or the Minimum Amount Insured.

     - VARIABLE OPTION (OPTION 2): the death benefit will be equal to the greater of the Stated Amount plus the Cash Value or the Minimum Amount Insured.


POLICY VALUES: As with other types of non-term insurance policies, this Policy will accumulate a Cash Value. The Cash Value of the Policy will increase or decrease to reflect the investment experience of the Investment Options. Monthly charges and any partial surrenders taken will also decrease the Cash Value. There is no minimum guaranteed Cash Value.

     - ACCESS TO POLICY VALUES: You may borrow against your Policy's Cash Surrender Value. The maximum loan amount allowable is 100% of the Cash Value, less surrender penalties.


You may cancel all or a portion of your Policy while the Insured is living and receive all or a portion of the Cash Surrender Value. Depending on the amount of time the Policy has been in force, there may be a charge for the partial or full surrender.

TRANSFERS OF POLICY VALUES: You may transfer all or a portion of your Cash Value among the Investment Options. You may do this by writing to the Company or calling 1-800-334-4298.

You can use automated transfers to take advantage of dollar cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred from a relatively conservative Investment Option to a more aggressive one, or to several others.


LAPSE PROTECTION GUARANTEE RIDER: This Rider allows for your Policy to remain in effect for the first ten Policy Years. You are required to pay at least the cumulative applicable Lapse Protection Premium displayed on your Policy Summary page. Any loans or partial surrenders are deducted from premium paid to determine if the Lapse Protection Guarantee is in effect.

LIFETIME GUARANTEED DEATH BENEFIT RIDER: This Rider allows your Policy to remain in effect until the Insured's death. You are required to pay the cumulative Guaranteed Death Benefit Premium displayed on your Policy Summary page. Any loans or partial surrenders are deducted from premium paid to determine if the Lifetime Guaranteed Death Benefit Rider is in effect.

GRACE PERIOD: If the Cash Surrender Value of your Policy becomes less than the amount needed to pay the Monthly Deduction Amount, and the Lapse Protection Guarantee Rider or Lifetime Guarantee Death Benefit Rider is not in effect, you will have 61 days to pay a premium that is sufficient to cover the Monthly Deduction Amount. If the premium is not paid, your Policy will lapse.


EXCHANGE RIGHTS: During the first two Policy Years, you can exchange this Policy for one that provides benefits that do not vary with the investment return of the Investment Options.

TAX CONSEQUENCES: Currently, the federal tax law excludes all Death Benefit payments from the gross income of the Beneficiary. At any point in time, the Policy may become a modified endowment contract ("MEC"). A MEC has an income-first taxation of all loans, pledges, collateral assignments or partial surrenders. A 10% penalty tax may be imposed on such income distributed before the Policy Owner attains age 59 1/2. The Company has established safeguards for monitoring whether a Policy may become a MEC.

CHARGES AND DEDUCTIONS: Your Policy is subject to the following charges, which compensate the Company for administering and distributing the Policy, as well as paying Policy benefits and assuming related risks. These charges are summarized below, and explained in detail under "Charges and Deductions."

POLICY CHARGES:

     - SALES AND PREMIUM EXPENSE CHARGES -- A sales charge, a premium tax charge and a DAC tax charge are applied to each premium.

                                                                             TOTAL
                                                                            PREMIUM
        STATED               SALES          PREMIUM           DAC           EXPENSE
        AMOUNT               CHARGE           TAX             TAX           CHARGE
  ------------------         ------         -------         -------         -------
  All Stated Amounts          2.5%          2.25%            1.25%           6.0%

This charge pays some distribution expenses and state and local premium taxes.

     - MONTHLY DEDUCTION -- deductions taken from the value of your Policy each month to cover cost of insurance charges, the monthly administrative expense charges and charges for optional benefits.

     - FULL SURRENDER CHARGE -- applies if you surrender your Policy for its full Cash Value or the Policy lapses, during the first 10 years and for 10 years after requesting an increase in coverage. The surrender charge consists of a per thousand of face amount charge.

     - PARTIAL SURRENDER CHARGE -- applies if you surrender part of the Cash Value of your Policy. There is no charge on partial surrenders up to 10% of Cash Value as of the Policy Anniversary immediately preceding the surrender request.

ASSET-BASED CHARGES:

     - MORTALITY AND EXPENSE RISK CHARGE -- applies to the assets of the Investment Options on a daily basis which equals an annual rate of .70% for the first 15 years and .25% thereafter.

     - UNDERLYING FUND FEES -- the separate account purchases shares of the Underlying Funds on a net asset value basis. The shares purchased already reflect the deduction of investment advisory fees and other expenses. The fees are shown in the table below.

UNDERLYING FUND FEES


                                                      MANAGEMENT         OTHER            TOTAL
                                                         FEE           EXPENSES          EXPENSES
                                                      (AFTER EXPENSE   (AFTER EXPENSE   (AFTER EXPENSE
                     FUND NAME                        REIMBURSEMENT)   REIMBURSEMENT)   REIMBURSEMENT)
Capital Appreciation Fund                                 0.75%            0.10%             0.85%
Dreyfus Stock Index Fund                                  0.25%            0.01%             0.26%
Managed Assets Trust                                      0.50%            0.10%             0.60%
Money Market Portfolio(1)                                 0.32%            0.08%             0.40%
BT INSURANCE FUNDS TRUST:
Bankers Trust EAFE Index Fund(2)                          0.11%            0.54%             0.65%
Bankers Trust Small Cap Index Fund(2)                     0.05%            0.40%             0.45%
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND:
VIP Equity-Income Portfolio(3)                            0.49%            0.08%             0.57%
VIP Growth Portfolio(3)                                   0.59%            0.07%             0.66%
VIP High Income Portfolio                                 0.58%            0.12%             0.70%
FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND II:
VIP II Asset Manager Portfolio(3)                         0.54%            0.09%             0.63%
GREENWICH STREET SERIES FUND:
Equity Index Portfolio(4)                                 0.21%            0.09%             0.30%
Total Return Portfolio                                    0.75%            0.04%             0.79%
TEMPLETON VARIABLE PRODUCTS SERIES FUND:
Templeton Asset Allocation Fund                           0.60%            0.18%             0.78%
Templeton Bond Fund                                       0.50%            0.23%             0.73%
Templeton Stock Fund                                      0.70%            0.19%             0.89%
TRAVELERS SERIES FUND, INC.:
AIM Capital Appreciation Portfolio(5)                     0.80%            0.05%             0.85%
Alliance Growth Portfolio(5)                              0.80%            0.02%             0.82%
MFS Total Return Portfolio(5)                             0.80%            0.04%             0.84%
Putnam Diversified Income Portfolio(5)                    0.75%            0.12%             0.87%
Smith Barney High Income Portfolio(5)                     0.60%            0.07%             0.67%
Smith Barney Large Cap Value Portfolio(5)                 0.65%            0.03%             0.68%
TRAVELERS SERIES TRUST:
Travelers U.S. Government Securities Portfolio            0.32%            0.13%             0.45%
Utilities Portfolio                                       0.65%            0.15%             0.80%
Zero Coupon Bond Fund Portfolio (Series 2000)(6)          0.10%            0.05%             0.15%
Zero Coupon Bond Fund Portfolio (Series 2005)(6)          0.10%            0.05%             0.15%

(1) Other Expenses have been restated to reflect the current expense reimbursement arrangement with The Travelers Insurance Company. Travelers has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.40%. Without such arrangement, Total Expenses would have been 0.65% for the Travelers Money Market Portfolio.

(2) These fees reflect an expense reimbursement arrangement whereby the adviser has agreed to reimburse the funds an amount based on the weighted average between the management fee and other expenses. Without such arrangement, the Management Fee and Other Expenses for the Bankers Trust EAFE Index Portfolio and Small Cap Index Portfolio would have been 0.45% and 1.21%, and 0.35% and 1.23%, respectively.

(3) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds, or FMR on behalf of certain funds, have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Without these reductions, the Total Annual Operating Expenses presented in this table would have been 0.64% for VIP II Asset Manager Portfolio, 0.58% for VIP Equity Income Portfolio, and 0.68% for VIP Growth Portfolio.

(4) Other expenses for the Equity Index Portfolio have been restated to reflect the current expense reimbursement arrangement whereby the adviser has agreed to reimburse the Portfolio for the amount by which expenses exceed 0.30%. Without such arrangement, Total Annual Operating Expenses would have been 0.42%. In addition, the Portfolio Management Fee includes 0.06% for fund administration. Class 2 of this fund has a distribution plan or "Rule 12b-1 plan".

(5) Expenses are as of October 31, 1998 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1998.

(6) For the year ended December 31, 1998, Travelers reimbursed the Series 2000 Fund and the Series 2005 Fund for $35,705, and $38,063, in expenses, respectively. Because such expenses were reimbursed, the actual expense ratios were 0.15% for each period shown.

                              GENERAL DESCRIPTION
--------------------------------------------------------------------------------

This prospectus describes an individual flexible premium variable universal life insurance Policy offered by The Travelers Insurance Company ("Company"). The policy offers:

     - Flexible premium payments (you select the timing and amount of the premium)

     - A selection of investment options

     - A choice of two death benefit options

     - Loans and partial withdrawal privileges

     - The ability to increase or decrease the Policy's face amount of insurance

     - Additional benefits through the use of optional riders

This Policy is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, cash values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured, and Death Benefit may increase or decrease depending on the investment experience of the Investment Options chosen.

THE APPLICATION. In order to become a policy owner, you must submit an application to the Company. You must provide evidence of insurability. On the application, you will also indicate:

     - the amount of insurance desired (the "Stated Amount"); minimum of $50,000

     - your choice of the two death benefit options

     - the beneficiary(ies), and whether or not the beneficiary is irrevocable

     - your choice of investment options.

Our underwriting staff will review the application, and, if approved, we will issue the Policy.

                              HOW THE POLICY WORKS
--------------------------------------------------------------------------------

You make premium payments and direct them to one or more of the available investment options. The Policy's Cash Value will increase or decrease depending on the performance of the investment options you select. In the case of death benefit option 2, the Death Benefit will also vary based on the investment options' performance.

BENEFICIARY

The Applicant names the Beneficiary in the application for the Policy. The Policy Owner may change the Beneficiary (unless irrevocably named) during the Insured's lifetime by sending a written request to the Company. If no Beneficiary is living when the Insured dies, the Death Benefit will be paid to the Policy Owner, if living; otherwise, the Death Benefit will be paid to the Policy Owner's estate.

Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made. The Policy Date is the date we use to determine all future transactions on the policy, for example, the deduction dates, policy months, policy years. The Policy Date may be before or the same date as the Issue Date (the date the policy was issued). During the underwriting period, any premium paid will be held in a non-interest bearing account. Your policy will stay in effect as long as the policy's cash surrender value can pay the policy's monthly charges.


APPLYING PREMIUM PAYMENTS

We apply the first premium on the later of the Policy Date or the date we receive it at our Home Office. During the Right to Cancel Period, we allocate net premiums to the Investment Options selected by you.

The investment options are segments of the separate account. They correspond to underlying funds with the same names. The available investment options are listed below.

We credit your policy with accumulation units of the investment option(s) you have selected. We calculate the number of accumulation units by dividing your net premium payment by each investment option's accumulation unit value computed after we receive your payment.

                             THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

You may allocate premium payments to one or more of the available Investment Options. The Investment Options currently available under the Policy may be added, withdrawn or substituted as permitted by applicable state or federal law. We would notify you before making such a change. Please read carefully the complete risk disclosure in each Portfolio's prospectus before investing. For more detailed information on the investment advisers and their services and fees, please refer to the prospectuses for the Investment Options.

The Investment Options currently available under Fund UL are as follows:

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
Capital Appreciation Fund  Seeks growth of capital through the     Travelers Asset Management
                           use of common stocks. Income is not an  International Corporation
                           objective. The Fund invests             ("TAMIC")
                           principally in common stocks of small   Subadviser: Janus Capital
                           to large companies which are expected   Corp.
                           to experience wide fluctuations in
                           price in both rising and declining
                           markets.
Dreyfus Stock Index Fund   Seeks to provide investment results     Mellon Equity
                           that correspond to the price and yield
                           performance of publicly traded common
                           stocks in the aggregate, as
                           represented by the Standard & Poor's
                           500 Composite Stock Price Index.
Managed Assets Trust       Seeks high total investment return      TAMIC
                           through a fully managed investment      Subadviser: Travelers
                           policy in a portfolio of equity, debt   Investment Management Company
                           and convertible securities.             ("TIMCO")
Money Market Portfolio     Seeks high current income from short-   TAMIC
                           term money market instruments while
                           preserving capital and maintaining a
                           high degree of liquidity.
BT INSURANCE FUNDS TRUST
EAFE Equity Index Fund     Seeks to replicate, before deduction    Bankers Trust Global
                           of expenses, the total return           Investment Management
                           performance of the EAFE index.
Small Cap Index Fund       Seeks to replicate, before deduction    Bankers Trust Global
                           of expenses, the total return           Investment Management
                           performance of the Russell 2000 index.
FIDELITY'S VARIABLE INSURANCE
  PRODUCTS FUND
VIP Equity-Income          Seeks reasonable income by investing    Fidelity Management &
Portfolio                  primarily in income-producing equity    Research Company ("FMR")
                           securities; in choosing these
                           securities, the portfolio manager will
                           also consider the potential for
                           capital appreciation.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
VIP Growth Portfolio       Seeks capital appreciation by purchas-  FMR
                           ing common stocks of well-known,
                           established companies, and small
                           emerging growth companies, although
                           its investments are not restricted to
                           any one type of security. Capital
                           appreciation may also be found in
                           other types of securities, including
                           bonds and preferred stocks.
VIP High Income Portfolio  Seeks to obtain a high level of         FMR
                           current income by investing primarily
                           in high yielding, lower-rated,
                           fixed-income securities, while also
                           considering growth of capital.
FIDELITY'S VARIABLE INSURANCE
  PRODUCTS FUND II
VIP II Asset Manager       Seeks high total return with reduced    FMR
Portfolio                  risk over the long-term by allocating
                           its assets among stocks, bonds and
                           short-term fixed-income instruments.
GREENWICH STREET
  SERIES FUND
Equity Index Portfolio     Seeks to replicate, before deduction    TIMCO
                           of expenses, the total return
                           performance of the S&P 500 index.
Total Return Portfolio     An equity portfolio that seeks to pro-  SSB Citi Funds Management LLC
                           vide total return, consisting of        ("SSBC")
                           long-term capital appreciation and
                           income. The Portfolio will invest
                           primarily in a diversified portfolio
                           of dividend-paying common stocks.
TEMPLETON VARIABLE PRODUCTS
  SERIES FUND
Templeton Asset            Seeks a high level of total return      Templeton Investment Counsel,
Allocation Fund (Class 1)  with reduced risk over the long term    Inc.
                           through a flexible policy of investing
                           in stocks of companies in any nation
                           and debt obligations of companies and
                           governments of any nation.
Templeton Bond Fund        Seeks high current income by investing  Templeton Global Bond
(Class 1)                  primarily in debt securities of compa-  Managers
                           nies, governments and government
                           agencies of various nations throughout
                           the world.
Templeton Stock Fund       Seeks capital growth by investing       Templeton Investment Counsel,
(Class 1)                  primarily in common stocks issued by    Inc.
                           companies, large and small, in various
                           nations throughout the world.
TRAVELERS SERIES FUND, INC.
AIM Capital Appreciation   Seeks capital appreciation by           Travelers Investment Adviser
Portfolio                  investing principally in common stock,  ("TIA")
                           with emphasis on medium-sized and       Subadviser: AIM Capital
                           smaller emerging growth companies.      Management Inc.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
Alliance Growth Portfolio  Seeks long-term growth of capital by    TIA
                           investing predominantly in equity       Subadviser: Alliance Capital
                           securities of companies with a          Management L.P.
                           favorable outlook for earnings and
                           whose rate of growth is expected to
                           exceed that of the U.S. economy over
                           time. Current income is only an
                           incidental consideration.
MFS Total Return           Seeks to obtain above-average income    TIA
Portfolio                  (compared to a portfolio entirely       Subadviser: MFS
                           invested in equity securities)
                           consistent with the prudent employment
                           of capital. Generally, at least 40% of
                           the Portfolio's assets will be
                           invested in equity securities.
Putnam Diversified Income  Seeks high current income consistent    TIA
Portfolio                  with preservation of capital by         Subadviser: Putnam Investment
                           allocating its investments among the    Management, Inc.
                           following three sectors of the
                           fixed-income securities markets, a
                           U.S. Government Sector, a High Yield
                           Sector and an International Sector.
Smith Barney High Income   Seeks high current income. Capital      SSBC
Portfolio                  appreciation is a secondary objective.
                           The Portfolio will invest at least 65%
                           of its assets in high-yielding
                           corporate debt obligations and
                           preferred stock.
Smith Barney Large Cap     Seeks current income and long-term      SSBC
Value Portfolio            growth of income and capital by
                           investing primarily, but not
                           exclusively, in common stocks.
TRAVELERS SERIES TRUST
U.S. Government            Seeks to select investments from the    TAMIC
Securities Portfolio       point of view of an investor concerned
                           primarily with highest credit quality,
                           current income and total return. The
                           assets of the U.S. Government Securi-
                           ties Portfolio will be invested in
                           direct obligations of the United
                           States, its agencies and
                           instrumentalities.
Utilities Portfolio        Seeks to provide current income by      SSBC
                           investing in equity and debt
                           securities of companies in the utility
                           industries.
Zero Coupon Bond Fund      Seeks to provide as high an investment  TAMIC
Portfolio (Series 2000     return as consistent with the
and Series 2005)           preservation of capital investing in
                           primarily zero coupon securities that
                           pay cash income but are acquired by
                           the Portfolio at substantial discounts
                           from their values at maturity. The
                           Zero Coupon Bond Fund Portfolios may
                           not be appropriate for Policy Owners
                           who do not plan to have their premiums
                           invested in shares of the Portfolios
                           for the long term or until maturity.

                           POLICY BENEFITS AND RIGHTS
--------------------------------------------------------------------------------


TRANSFERS OF CASH VALUE

As long as the Policy remains in effect, you may make transfers of Cash Value between Investment Options. We reserve the right to restrict the number of free transfers to four times (twelve times in New York) in any Policy Year and to charge $10 for each additional transfer; however, there is currently no charge for transfers.


We calculate the number of Accumulation Units involved using the Accumulation Unit Values we calculate at the end of the business day on which we receive the transfer request.

TELEPHONE TRANSFERS

The Policy Owner may make the request in writing by mailing such request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

AUTOMATED TRANSFERS

DOLLAR-COST AVERAGING
You may establish automated transfers of Policy Values on a monthly or quarterly basis from any Investment Option(s) to any other Investment Option(s) through written request or other method acceptable to the Company. You must have a minimum total Policy Value of $1,000 to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $100.

You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Policy Value, Policy Owners should consider the risks involved in switching between investments available under this Policy. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

PORTFOLIO REBALANCING
You may elect to have the Company periodically reallocate values in your policy to match your original (or your latest) funding option allocation request.


LAPSE AND REINSTATEMENT

Except as provided below under "Lapse Protection Guarantee, and the Lifetime Death Benefit Guarantee Riders" the Policy will remain in effect until the Cash Surrender Value of the Policy can no longer cover the Monthly Deduction Amount. If this happens we will notify you in writing that if the amount shown in the notice is not paid within 61 days (the "Grace Period"), the Policy may lapse. The amount shown will be enough to pay the deduction amount due. The Policy will continue through the Grace Period, but if no payment is received by us, it will terminate at the end of the Grace Period. If the person Insured under the Policy dies during the Grace Period, the Death Benefit payable will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan. (See "Death Benefit," below.)


If the Policy lapses, you may reinstate the Policy by paying the reinstatement premium (and any applicable charges) shown in the Policy. You may request reinstatement within three years of lapse (unless a different period is required under applicable state law). Upon reinstatement, the Policy's Cash Value will equal the Net Premium. In addition, the Company reserves the right to require satisfactory evidence of insurability.


LAPSE PROTECTION GUARANTEE RIDER

You may elect to have a Lapse Protection Guarantee Rider added to the Policy (provided that the Insured meets all underwriting requirements for this Rider). The Lapse Protection Guarantee Rider benefit provides that if during the first ten Policy Years (the "Guarantee Period") the total premiums paid under the Policy, less any Loan Account Value or partial surrenders, equal or exceed the cumulative applicable Lapse Protection Premium shown on the Policy Summary Page of the Policy, a Lapse Protection Guarantee will be in effect. (This rider is not available in all jurisdictions.) This rider provides that the Policy will not lapse during the next Policy Month even if the Cash Surrender Value is insufficient to pay the Monthly Deduction Amount due, provided the next Policy Month is within the Guarantee Period. The Lapse Protection Premium will change if the Policy Owner makes a change in the Stated Amount or adds or eliminates supplemental benefit riders under the Policy. In such event, the Company will send the Policy Owner notice of the new applicable Lapse Protection Premium which must be met until the expiration of the Guarantee Period in order for the guarantee to remain in effect.

LIFETIME GUARANTEED DEATH BENEFIT RIDER

You may elect to have a Lifetime Guaranteed Death Benefit Rider added to the Policy (provided that the Insured meets all underwriting requirements for this Rider). The Lifetime Guaranteed Death Benefit Rider benefit provides that if during the lifetime of the Insured the total premiums paid under the Policy, less any Loan Account Value or partial surrenders, equal or exceed the cumulative applicable Annual Guaranteed Death Benefit Premium shown on the Policy Summary Page of the Policy, a Lifetime Guaranteed Death Benefit will be in effect. This rider is not available in all jurisdictions. This rider provides that the Policy will not lapse during the next Policy Year even if the Cash Surrender Value is insufficient to pay the Monthly Deduction Amount due. The Guaranteed Death Benefit Premium will change if the Policy Owner makes a change in the Stated Amount or adds or eliminates supplemental benefit riders under the Policy. In such event, the Company will send the Policy Owner notice of the new applicable Guaranteed Death Benefit Premium which must be met in order for the guarantee to remain in effect.


EXCHANGE RIGHTS

Once the Policy is in effect, it may be exchanged during the first 24 months for a general account life insurance policy issued by the Company (or an affiliated company) on the life of the Insured. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. You have the right to select the same Death Benefit or Net Amount At Risk as the former Policy at the time of exchange. Cost of insurance rates will be based on the same risk classification as those of the former Policy. Any outstanding Policy loan must be repaid before we will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two Policies.

RIGHT TO CANCEL

An Applicant may cancel the Policy by returning it via mail or personal delivery to the Company or to the agent who sold the Policy. The Policy must be returned by the latest of:

     (1) 10 days after delivery of the Policy to you

     (2) 45 days of completion of the Policy application

     (3) 10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant whichever is latest, or

     (4) later if required by state law.

We will refund the greater of:

     (1) any premium paid, less any Loan Account Value; or

     (2) the Cash Value of the policy on the date we receive the returned policy, plus any charges and expenses which may have been deducted, less any Loan Account Value.

We will make the refund within seven days after we receive your returned policy.


                             ACCESS TO CASH VALUES
--------------------------------------------------------------------------------


POLICY LOANS

A Policy Owner may obtain a cash loan from the Company secured by the Policy not to exceed 100% of the Policy's Cash Value (determined on the day on which the Company receives the written loan request), less any surrender penalties. Subject to state law, no loan requests may be made for amounts of less than $500.


If there is a loan outstanding at the time a subsequent loan request is made, the amount of the outstanding loan will be added to the new loan request. The Company will charge interest on the outstanding amounts of the loan, which interest must be paid in advance by the Policy Owner. During the first fifteen
(15) Policy Years, the full Loan Account Value will be charged an annual interest rate of 5.65%; thereafter 4.75% will be charged.

The amount of the loan will be transferred as of the date the loan is made on a pro rata basis from each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise) to another account (the "Loan Account"). Amounts in the Loan Account will be credited by the Company with a fixed annual rate of return of 4% (6% in New York and Massachusetts) and will not be affected by the investment performance of the Investment Options. When loan repayments are made, the amount of the repayment will be deducted from the Loan Account and will be reallocated based upon premium allocation percentages among the Investment Options applicable to the Policy (unless the Policy Owner states otherwise). The Company will make the loan to the Policy Owner within seven days after receipt of the written loan request.


An outstanding loan amount decreases the Cash Surrender Value. If a loan is taken or a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse (see "Lapse and Reinstatement.") For example, if a Policy has a Cash Surrender Value of $10,000, the Policy Owner may take a loan of 100% or $10,000, leaving a new Cash Surrender Value of $0.00. In addition, the Death Benefit actually payable would be decreased because of the outstanding loan. Furthermore, even if the loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since the Policy Owner was not credited with the investment experience of an Investment Option on the amount in the Loan Account while the loan was outstanding. All or any part of a loan secured by a Policy may be repaid while the Policy is still in effect.


CASH VALUE AND CASH SURRENDER VALUE

The Cash Value of a Policy changes on a daily basis and will be computed on each Valuation Date. The Cash Value will vary to reflect the investment experience of the Investment Options, as well as any partial Cash Surrenders, Monthly Deduction Amount, daily Separate Account charges, and any additional premium payments. There is no minimum guaranteed Cash Value.

The Cash Value of a particular Policy is related to the net asset value of the Investment Options to which premium payments on the Policy have been allocated. The Cash Value on any Valuation Date is calculated by multiplying the number of Accumulation Units credited to the Policy in each Investment Option as of the Valuation Date by the current Accumulation Unit Value of that Investment Option, then adding the collective result for each of the Investment Options credited to the Policy, and finally adding the value (if any) of the Loan Account. A Policy Owner may withdraw Cash Value from the Policy, or transfer Cash Value among the Investment Options, on any day that the Company is open for business.

As long as the Policy is in effect, a Policy Owner may elect, without the consent of the Beneficiary (provided the designation of Beneficiary is not irrevocable), to surrender the Policy and receive its "Cash Surrender Value"; i.e., the Cash Value of the Policy determined as of the day the Company receives the Policy Owner's written request, less any outstanding Policy loan, and less any applicable Surrender Charges. For full surrenders, the Company will pay the Cash Surrender Value of the Policy within seven days following its receipt of the written request, or on the date requested by the Policy Owner, whichever is later. The Policy will terminate on the Deduction Date next following the Company's receipt of the written request, or on the Deduction Date next following the date on which the Policy Owner requests the surrender to become effective, whichever is later.

In the case of partial surrenders, the Cash Surrender Value will be equal to the net amount requested to be surrendered minus any applicable Surrender Charges. The deduction from Cash Value for a partial surrender will be made on a pro rata basis against the Cash Value of each of the Investment Options attributable to the Policy (unless the Policy Owner states otherwise in writing).

In addition to reducing the Cash Value of the Policy, partial cash surrenders will reduce the Death Benefit payable under the Policy. Under Option 1, the Stated Amount of the Policy will be reduced by the amount of the partial cash surrender. Under Option 2, the Cash Value, which is part of the Death Benefit, will be reduced by the amount of the partial cash surrender. The Company may require return of the Policy to record such reduction.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

The Death Benefit under the Policy is the amount paid to the Beneficiary upon the Insured's death. The Death Benefit will be reduced by any outstanding charges, fees and Policy loans. All or part of the Death Benefit may be paid in cash or applied to one or more of the payment options described in the following pages.

You may elect one of two Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loan and unpaid Deduction Amount due. The Death Benefit under either option may vary with the Cash Value of the Policy. Under Option 1 (the "Level Option"), the Death Benefit will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 (the "Variable Option"), the Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance Policy under the current federal tax law. Under that law, the Minimum Amount Insured equals a stated percentage of the Policy's Cash Value determined as of the first day of each Policy Month. The percentages differ according to the attained age of the Insured. The Minimum Amount Insured is set forth in the Policy and may change as federal income tax laws or regulations change. The following is a schedule of the applicable percentages. For attained ages not shown, the applicable percentages will decrease evenly:

ATTAINED AGE                        PERCENTAGE
------------                        ----------
    0-40                               250
     45                                215
     50                                185
     55                                150
     60                                130
     65                                120
     70                                115
     75                                105
     95+                               100

Federal tax law imposes another cash funding limitation on cash value life insurance Policies that may increase the Minimum Amount Insured shown above. This limitation known as the "guideline premium limitation," generally applies during the early years of variable universal life insurance Policies.

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under Options 1 and 2 of the Policy. The examples assume an Insured of age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy loan.

OPTION 1 -- "LEVEL" DEATH BENEFIT

STATED AMOUNT: $50,000

In the following examples of an Option 1 "Level" Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit in the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $40,000, the Minimum Amount Insured would be $100,000 ($40,000 x 250%). The resulting Death Benefit would be $100,000 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($100,000).

OPTION 2 -- "VARIABLE" DEATH BENEFIT

STATED AMOUNT: $50,000

In the following examples of an Option 2 "Variable" Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, then the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 because the Minimum Amount Insured ($150,000) is greater than the Stated Amount plus the Cash Value ($50,000 + $60,000 = $110,000).

PAYMENT OF PROCEEDS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any Policy loan, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment.")

Subject to state law, if the Insured commits suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply. (See "Limit on Right to Contest and Suicide Exclusion.") In addition, if the Insured dies during the Grace Period, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See "Cash Value and Cash Surrender Value," for effects of partial surrenders on Death Benefits.)

PAYMENT OPTIONS

We will pay policy proceeds in a lump sum, unless you or the Beneficiary select one of the Company's payment options. We may defer payment of proceeds which exceed the Death Benefit for up to six months from the date of the request for the payment. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Investment Options.

     The following payment options are available under the Policy:

     OPTION 1 -- Payments of a Fixed Amount

     OPTION 2 -- Payments for a Fixed Period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                               MATURITY BENEFITS
--------------------------------------------------------------------------------

The Maturity Date is the anniversary of the Policy Date on which the Insured is age 100. If the Insured is living on the Maturity Date, the Company will pay you the Policy's Cash Value less any outstanding Policy loan or unpaid Deduction Amount. You must surrender the Policy to us before we make a payment. After payment, we will have no further obligation under the Policy.

MATURITY EXTENSION RIDER

When the Insured reaches age 99, and at any time during the twelve months thereafter, you may request that coverage be extended beyond the Maturity Date (the "Maturity Extension Benefit"). This Maturity Extension Benefit may not be available in all jurisdictions. If we receive such a request before the Maturity Date and any past Monthly Deduction Amounts have been paid, the Policy will continue until the earlier of the Insured's Death or the date on which you request that the Policy terminate. When the Maturity Extension Benefit ends, a Death Benefit consisting of the Cash Value less any Loan Account Value will be paid. The Death Benefit is based on the experience of the Investment Options selected and is not guaranteed. After the Maturity Date, periodic Deduction Amounts will no longer be charged against the Cash Value and additional premiums will not be accepted.

We intend that the Policy and the Maturity Extension Rider will be considered life insurance for tax purposes. The Death Benefit is designed to comply with
Section 7702 of the Internal Revenue Code of 1986, as amended, or other equivalent section of the Code. However, the Company does not give tax advice, and cannot guarantee that the Death Benefit and Cash Value will be exempt.

COVERAGE EXTENSION RIDER

The Coverage Extension rider allows coverage to be extended beyond the Maturity Date as long as there is Cash Value in the Contract. Upon request from the owner, the Company will continue to keep the Policy in force until the death of the Insured or request for payment of the full cash surrender value, as defined by this rider, prior to the death of the Insured. The death benefit will equal the amount insured, less any outstanding loans. This Rider can be selected only from the Policy anniversary when the Insured is age 99 to the Maturity Date. Any monthly deduction amounts due must be paid for this Rider to take effect. There is no charge for this Rider, however, it is available only if the Insured's Issue age is 80 or less.


                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

CHARGES AGAINST PREMIUM


FRONT-END SALES CHARGE

When we receive a Premium Payment, and before allocation of the payment among the Investment Options, we deduct a front-end sales charge of 2.5% of premium. Additional charges may be assessed upon any full or partial surrender. (See "Surrender Charges.")

Sales charges are intended to cover our actual sales expenses, including agent sales commissions, advertising and the printing of the prospectuses. We expect to recover the sales expenses of a Policy. To the extent sales expenses are not covered by the sales charges, we will recover such expenses from its surplus. This surplus may include profit from the mortality and expense risk charge.

STATE PREMIUM TAX CHARGE

A charge of 2.25% of each premium payment will be deducted for state premium taxes (except for Policies issued in the Commonwealth of Puerto Rico where no premium tax is deducted). These taxes vary from state to state and currently range from 0.75% to 3.5%; 2.5% is an average. Because there is a range of premium taxes, a Policy Owner may pay a premium tax charge that is higher or lower than the premium tax actually assessed in his or her jurisdiction.

DAC TAX CHARGE

A charge of 1.25% of each premium payment will be deducted for the DAC Tax, which compensates the Company for its federal income tax liability.

The Company also reserves the right to charge the assets of each Investment Option for a reserve for any income taxes payable by the Company on the assets attributable to that Investment Option. (See "Federal Tax Considerations.")

MONTHLY DEDUCTION AMOUNT

We will deduct a Monthly Deduction Amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount is deducted pro rata from each of the Investment Options' values attributable to the Policy. The amount is deducted on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of the Cost of Insurance Charge, Policy Administrative Expense Charge and Charges for any Supplemental Benefit Provision. These are described below:

COST OF INSURANCE CHARGE

The amount of the Cost of Insurance deduction depends on the amount of insurance coverage on the date of the deduction and the current cost per dollar for insurance coverage. The cost per dollar of insurance coverage varies annually and is based on age, sex and risk class of the Insured.


ADMINISTRATIVE EXPENSE CHARGE

An administrative charge is deducted monthly from the Policy's Cash Value. This charge consists of a per thousand charge for the first three Policy Years and increases in the Stated Amount (excluding Cost of Living Adjustments and increases in Stated Amounts due to Death Benefit Option changes). This charge is used to cover expenses associated with issuing the Policy.

The charge currently varies by issue age, Stated Amount and smoker/non-smoker classification (see Appendix C for chart of current charges). There is no current per thousand Policy administrative charges. (See Appendix C(1) for the guaranteed maximum charges.)

For policies with Stated amounts of less than $150,000, there is a $6 per month administrative charge.

CHARGES FOR SUPPLEMENTAL BENEFIT PROVISIONS

The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any supplemental benefit provision for which there is a charge. The amount of this charge will vary depending upon the actual supplemental benefits selected.

CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge for mortality and expense risks. This charge is at an annual rate of .70% for the first fifteen (15) Policy Years, and 0.25% thereafter. The mortality risk assumed is that the cost of insurance charge specified in the Policy may not be enough to meet actual claims. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set forth in the Policy.


UNDERLYING FUND FEES

When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Underlying Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses paid by each of the underlying Mutual Funds are described in the individual fund prospectuses for the Investment Options and in the Policy prospectus summary. These are not direct charges under the Policy; they are indirect because they affect each Investment Option's accumulation unit value.

SURRENDER CHARGES

A Per Thousand of Stated Amount Surrender Charge is imposed on full and partial surrenders, and applies only during the first ten Policy Years or the ten years following an increase in Stated Amount (other than an increase for a Cost of Living Adjustment or a change in Death Benefit Option). The charge is equal to a specified dollar amount for each $1,000 of Stated Amount to which it applies, and will apply only to that portion of the Stated Amount (except for increases excluded above) which has been in effect for less than ten years.

The Per Thousand of Stated Amount Charge varies by original issue age, and increases with the issue age of the Insured. This charge varies in the first year from $2.04 per $1,000 of Stated Amount for issue ages of 4 years or less, to $25.40 per $1,000 of Stated Amount for issue ages of 65 years or higher.

Additionally, the charge decreases by 10% each year over the ten-year period. For example, for a 45-year old with a Stated Amount of $150,000, the charge in the first year is $7.18 for each $1,000 of Stated Amount, or $1,077. The charge decreases 10%, or approximately $0.72, each year, so in the fifth year, it is $4.31 for each $1,000 of Stated Amount, or $646.50; in the tenth year, it is $0.72 for each $1,000, or $108.


A Surrender Charge is not assessed on partial surrenders up to 10% of the Cash Value as of the Policy Anniversary immediately preceding the surrender request.

This charge is designed to compensate the Company for administrative expenses not covered by other administrative charges. This charge may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Sales Charges and Administrative Charges" below.) The Per Thousand of Stated Amount surrender charges are set forth in Appendix B.

TRANSFER CHARGE

There is currently no charge for transfers. The Company reserves the right to limit free transfers of Cash Value from one Investment Option to another by the Policy Owner to four times (twelve times in New York) in any Policy Year, and to charge $10 for any additional transfers.

REDUCTION OR ELIMINATION OF CHARGES

We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

                       THE SEPARATE ACCOUNT AND VALUATION
--------------------------------------------------------------------------------

THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE (FUND UL)

The Travelers Fund UL for Variable Life Insurance was established on November 10, 1983 under the insurance laws of the state of Connecticut. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940. A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits. You may access the SEC's website (http://www.sec.gov) to view the entire Registration Statement. This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.

The assets of Fund UL are invested exclusively in shares of the Investment Options. The operations of Fund UL are also subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Under Connecticut law, the assets of Fund UL will be held for the exclusive benefit of Policy Owners and the persons entitled to payments under the Policy. The assets held in Fund UL are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.

All investment income of and other distributions to each Investment Option are reinvested in shares of corresponding underlying fund at net asset value. The income and realized gains or losses on the assets of each Investment Option are separate and are credited to or charged against the Investment Option without regard to income, gains or losses from any other Investment Option or from any other business of the Company. The Company purchases shares of the Fund in connection with premium payments allocated according to the Policy Owners' directions, and redeems Fund shares to meet Policy obligations. We will also make adjustments in reserves, if required. The Investment Options are required to redeem Fund shares at net asset value and to make payment within seven days.

HOW THE CASH VALUE VARIES. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (a "valuation date"). A Policy's Cash Value reflects a number of factors, including Premium Payments, partial withdrawals, loans, Policy charges, and the investment experience of the Investment Option(s) chosen. The Policy's Cash Value on a valuation date equals the sum of all accumulation units for each Investment Option chosen, plus the Loan Account Value.

The Separate Account purchases shares of the underlying funds at net asset value (i.e., without a sales charge). The Separate Account receives all dividends and capital gains distributions from each underlying fund, and reinvests in additional shares of that fund. The Accumulation Unit Value reflects the reinvestment of any dividends or capital gains distributions declared by the underlying fund. The Separate Account will redeem underlying fund shares at their net asset value, to the extent necessary to make payments under the Policy.

In order to determine Cash Value, Cash Surrender Value, policy loans and the number of Accumulation Units to be credited, we use the values calculated as of the close of business on each valuation date we receive the written request, or payment in good order, at our Home Office.

ACCUMULATION UNIT VALUE. Accumulation Units measure the value of the Investment Options. The value for each Investment Option's Accumulation Unit is calculated on each valuation date. The value equals the Accumulation Unit value for the preceding valuation period multiplied by the underlying fund's Net Investment Factor during the next Valuation Period. (For example, to calculate Monday's valuation date price, we would multiply Friday's Accumulation Unit Value by Monday's net investment factor.)

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience.

NET INVESTMENT FACTOR. For each Investment Option, the value of its Accumulation Unit depends of the net rate of return for the corresponding underlying fund. We determine the net rate of return at the end of each Valuation Period (that is, the period of time beginning at the close of the New York Stock Exchange, and ending at its close of business on the next Valuation
Date). The net rate of return reflects the investment performance of the investment option, includes any dividends or capital gains distributed, and is net of the Separate Account charges.

                             CHANGES TO THE POLICY
--------------------------------------------------------------------------------

GENERAL

Once the policy is issued, you may make certain changes. Some of these changes will not require additional underwriting approval; some changes will. Certain requests must be made in writing, as indicated below:

WRITTEN CHANGES REQUIRING UNDERWRITING APPROVAL:

     - increases in the stated amount of insurance;

     - changing the death benefit from Option 1 to Option 2

WRITTEN CHANGES NOT REQUIRING UNDERWRITING APPROVAL:

     - decreases in the stated amount of insurance

     - changing the death benefit from Option 2 to Option 1

     - changes to the way your premiums are allocated (Note: you can also make these changes by telephone)

     - changing the beneficiary (unless irrevocably named)

Written requests for changes should be sent to the Company's Home Office at One Tower Square, Hartford, Connecticut, 06183. The Company's telephone number is
(860) 277-0111.

CHANGES IN STATED AMOUNT

You may request in writing an increase or decrease in the Policy's Stated Amount, provided that the Stated Amount after any decrease may not be less than the minimum amount of $50,000. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

     1) against the most recent increase in the Stated Amount;

     2) to other increases in the reverse order in which they occurred;

     3) to the initial Stated Amount.

A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner.

For increases in the Stated Amount, we may require a new application and evidence of insurability as well as an additional premium payment. The effective date of any increase will be shown on the new Policy Summary which we will send. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Applicant. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. There is no additional charge for a decrease in Stated Amount.

CHANGES IN DEATH BENEFIT OPTION

You may change the Death Benefit option by sending a written request to the Company. There is no direct tax consequence of changing a Death Benefit option, except as described under "Tax Treatment of Policy Benefits." However, the change could affect future values of Net Amount At Risk, and with some Option 2 to Option 1 changes involving substantially funded Policies, there may be a cash distribution which is included in your gross income. The cost of insurance charge which is based on the Net Amount At Risk may be different in the future. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $50,000. A change from Option 1 to Option 2 is also subject to underwriting. Contact your registered representative for more information.

                          ADDITIONAL POLICY PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

We may not contest the validity of the Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender, (ii) the amount of any outstanding Policy loan, and (iii) the amount of any unpaid Deduction Amount due. During the two-year period following an increase, the Death Benefit in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase.

MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the correct information. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.

VOTING RIGHTS

The Company is the legal owner of the underlying fund shares. However, we believe that when an underlying fund solicits proxies, we are required to obtain from policy owners who have chosen those investment options instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. If we determine that we no longer need to comply with this voting method, we will vote on the shares in our own right.

DISREGARD OF VOTING INSTRUCTIONS

When permitted by state insurance regulatory authorities, we may disregard voting instructions if the instructions would cause a change in the investment objective or policies of the Separate Account or an Investment Option, or if it would cause the approval or disapproval of an investment advisory Policy of an Investment Option. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment adviser of any Investment Options which are initiated by a Policy Owner if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or if we determine that the change would have an adverse effect on our general account (i.e., if the proposed investment policy for an Investment Option may result in overly speculative or unsound investments.) If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Policy Owners.

                                 OTHER MATTERS
--------------------------------------------------------------------------------

STATEMENTS TO POLICY OWNERS

We will maintain all records relating to the Separate Account and the Investment Options. At least once each Policy Year, we will send you a statement containing the following information:

     - the Stated Amount and the Cash Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value);

     - the date and amount of each premium payment;

     - the date and amount of each Monthly Deduction;

     - the amount of any outstanding Policy loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;

     - the date and amount of any partial cash surrenders and the amount of any partial surrender charges;

     - the annualized cost of any supplemental benefits purchased under the Policy; and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

SUSPENSION OF VALUATION

We reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when the SEC determines that disposal of the securities held in the Underlying Funds is not reasonably practicable or the value of the Investment Option's net assets cannot be determined; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

DIVIDENDS

No dividends will be paid under the Policy.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may not be advantageous for variable life insurance and variable annuity Separate Accounts to invest in the Investment Options simultaneously. This is called mixed funding. Certain funds may be available to variable products of other companies not affiliated with Travelers. This is called "shared funding." Although we -- and the funds -- do not anticipate any disadvantages either to variable life insurance or to variable annuity Policy Owners, the Investment Options' Boards of Directors intend to monitor events to identify any material conflicts that may arise and to determine what action, if any, should be taken. If any of the Investment Options' Boards of Directors conclude that separate mutual funds should be established for variable life insurance and variable annuity Separate Accounts, the Company will bear the attendant expenses, but variable life insurance and variable annuity Policy Owners would no longer have the economies of scale resulting from a larger combined fund. Please consult the prospectuses of the Investment Options for additional information.

DISTRIBUTION

The Company intends to sell the Policies in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies will be sold by life insurance sales representatives who are registered representatives of the Company or certain other registered broker-dealers. The maximum commission payable by the Company for distribution would be no greater than 50% of the actual premium paid in the first twelve months. Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker/dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc.
CFBDS, Inc. serves as principal underwriter of the Policies.


LEGAL PROCEEDINGS AND OPINION

To be provided by amendment

INDEPENDENT ACCOUNTANTS

To be provided by amendment


                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702) that such a Policy should meet the Section 7702 definition of a life insurance contract. There is less guidance on the application of the rules with respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). Thus, it is not clear whether such a Policy would satisfy
Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.

The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Investment Options, it intends to monitor the investments of the Investment Options to ensure compliance with the diversification requirements prescribed by the Treasury Department.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income each year. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policy owners received the desired tax benefits because they were not owners of separate account assets. For example, a Policy Owner of this Policy has additional flexibility in allocating payments and cash values. These differences could result in the Policy Owner being treated as the owner of the assets of the Separate Account. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. Therefore, it is important to check with a tax adviser prior to the purchase of a policy.

MODIFIED ENDOWMENT CONTRACTS

A modified endowment contract is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract but which fails to satisfy a 7-pay test. This failure could occur with contracts entered into after June 21, 1988, or with certain older contracts materially changed after that date. A Section 1035 exchange of an older contract into a contract after that date will not by itself cause the new contract to be a modified endowment contract if the older contract had not become one prior to the exchange. However, the new contract must be re-tested under the 7-pay test rules.

A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to Stated Amount made in the first seven years will cause a retest of the cumulative amount of premiums. Decreases made after the first seven contract years are not considered a material change, provided no other material changes have occurred prior. Tax regulations or other guidance will be needed to fully define those transactions which are material changes. The Company has established safeguards for monitoring whether a contract may become a modified endowment contract.

Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age
59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

The Death Benefit of a modified endowment contract remains excludable from the gross income of the Beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the Cash Value of a modified endowment contract is includable in the gross income of the Contract Owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59 1/2 will have the same tax consequences as noted above in "Tax Treatment of Policy Benefits."

EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS

In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.

POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS

Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the Owner and no part of a loan will constitute income to the Owner. However, the treatment of loans taken after the 13th Policy Year, is unclear; such loans might be considered a withdrawal instead of indebtedness for federal tax purposes.

Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.) Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.

Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains attributable to Fund UL. However, the Company may assess a charge against the Investment Options for federal income taxes attributable to those accounts in the event that the Company incurs income or capital gains or other tax liability attributable to Fund UL under future tax law.

                                  THE COMPANY
--------------------------------------------------------------------------------

The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and has been engaged in the insurance business since that time. The Company writes individual life insurance and individual and group annuity contracts on a non-participating basis, and acts as depositor for the Separate Account assets. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's obligations as depositor for Fund UL may not be transferred without notice to and consent of Policy Owners.

The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number (860) 277-0111.

The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

IMSA

The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving the sale and service of individual life insurance and annuity products.


YEAR 2000 COMPLIANCE

The Company is highly dependent on computer systems and systems applications for conducting its ongoing business functions. In 1996, the Company began the process of identifying, assessing and implementing changes to computer programs to address the Year 2000 issue. The issue involves the ability of computer systems that have time sensitive programs to recognize properly the Year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.

The Company has achieved compliance with respect to its business critical systems in accordance with its Year 2000 plan and has completed the process of certification to validate compliance. An ongoing re-certification process will continue through fourth quarter 1999 to ensure all business critical systems and products remain compliant.

The total pre-tax cost associated with the required modifications and conversions is expected to be approximately $35 million and is being expensed as incurred in the period 1996 through 1999. As of September 30, 1999, the Company has incurred approximately $30.1 million on these efforts. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has confirmed their plans to address and resolve Year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors and customers will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future periods.

In addition, the Company has developed business resumption contingency plans to address perceived risks associated with the Year 2000 effort. These plans address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. These business resumption contingency plans would enable business critical units to function January 1, 2000 in the event of an unexpected failure. Preparations for the management of the date change will continue through early 2000.

                                   MANAGEMENT
--------------------------------------------------------------------------------


DIRECTORS OF THE TRAVELERS INSURANCE COMPANY

The following are the Directors and Executive Officers of The Travelers Insurance Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Citigroup include, prior to December 31, 1993, Primerica Corporation or its predecessors, and prior to October 8, 1998, Travelers Group, Inc.

                                 DIRECTOR
       NAME AND POSITION          SINCE                       PRINCIPAL BUSINESS
       -----------------         --------                     ------------------
Jay S. Benet...................    1996     Senior Vice President since February 1994; Chief
Director                                    Financial Officer, Chief Accounting Officer, and
                                            Controller since January, 1999 and Vice President
                                            (1990-1994) of The Travelers Insurance Company; Partner
                                            (1986-1990) of PricewaterhouseCoopers LLP.
Katherine M. Sullivan..........    1996     Senior Vice President since May 1996; General Counsel
Director                                    (1996-1999) of The Travelers Insurance Company; Senior
                                            Vice President and General Counsel (1994-1996)
                                            Connecticut Mutual; Special Counsel & Chief of Staff
                                            (1988-1994) Aetna Life & Casualty.
George C. Kokulis..............    1996     Executive Vice President since July 1999; Senior Vice
Director                                    President (1995-1999), Vice President (1993-1995) of
                                            The Travelers Insurance Company.
Marc P. Weill*.................    1994     Senior Vice President-Investments since 1993 and Chief
Director                                    Investment Officer since 1995 of The Travelers
                                            Insurance Group Inc.; Senior Vice President and Chief
                                            Investment Officer of Citigroup Inc. since 1992; Vice
                                            President (1990-1992), Primerica Corporation; Vice
                                            President (1989-1990), Smith Barney Inc.
J. Eric Daniels................    1998     Chairman since November 1999, President and Chief
Director                                    Executive Officer since December 1998 of The Travelers
                                            Insurance Company; Chief Operating Officer of Global
                                            Consumer Bank of Citibank. Since 1993, Vice President
                                            Citibank.

---------------

* Principal business address: Citigroup Inc., 153 East 53rd St., New York, New York 10043

SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY

The following are the Senior Officers of The Travelers Insurance Company, other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.

            NAME                     POSITION WITH INSURANCE COMPANY
            ----                     -------------------------------
Stuart Baritz................       Senior Vice President
Jay S. Fishman...............       Senior Vice President
Barry Jacobson...............       Senior Vice President
Russell H. Johnson...........       Senior Vice President
Marla B. Lewitus.............       Senior Vice President
                                      and General Counsel
Warren H. May................       Senior Vice President
David A. Tyson...............       Senior Vice President
F. Denney Voss...............       Senior Vice President
Kathleen Preston.............       Senior Vice President
Mary Jean Thornton...........       Senior Vice President

Information relating to the management of the underlying funds is contained in the applicable prospectuses.

                           EXAMPLE OF POLICY CHARGES
--------------------------------------------------------------------------------

                           [TO BE ADDED BY AMENDMENT]

                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time, Fund UL's Investment Options may show the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, usually for the past one-, two-, three-, five-, and ten-year periods determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.

For Investment Options of Fund UL that invest in underlying funds that were in existence prior to the date on which the Investment Option became available under the Policy, average annual rates of return may include periods prior to the inception of the Investment Option. Performance calculations for Investment Options with pre-existing Investment Options will be calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under
Fund UL during the period shown.


The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Investment Options. The chart reflects the guaranteed maximum .70% mortality and expense risk charge. The rates of return do not reflect the 2.5% front-end sales charge, the 2.25% state premium tax charge or the 1.25% DAC Tax Charge (all of which are deducted from premium payments) nor do they reflect surrender charges or Monthly Deduction Amounts. The surrender charges and Monthly Deduction Amounts for a hypothetical Insured are depicted in the Example following the Rates of Returns. Information about the Charges and Deductions assessed under the Policy, can be found on page
19. Illustrations of how these charges affect Cash Values and Death Benefits, begin on page 36. The performance information described in this prospectus, may be used from time to time in advertisement for the Policy, subject to National Association of Securities Dealers, Inc. ("NASD") and applicable state approval and guidelines.

The table below shows the net annual rates of return for accumulation units of investment options available through this Policy.

                    AVERAGE ANNUAL RETURNS THROUGH 12/31/99

                                                                                               FUND
                                                                                             INCEPTION
      UNDERLYING INVESTMENT OPTIONS        ONE YEAR   THREE YEARS   FIVE YEARS   TEN YEARS     DATE
      -----------------------------        --------   -----------   ----------   ---------   ---------
STOCK FUNDS
AIM Capital Appreciation Portfolio                %           %                              10/10/95
Alliance Growth Portfolio                         %           %                               6/16/94
Capital Appreciation Fund (Janus Sub-
  Adviser)                                        %           %             %           %     3/18/82
Dreyfus Stock Index Fund                          %           %             %                 9/29/89
Fidelity VIP Equity-Income Portfolio              %           %             %           %     10/9/86
Fidelity VIP Growth Portfolio                     %           %             %           %     10/9/86
Smith Barney Large Cap Value Portfolio            %           %                               6/16/94
Total Return Portfolio                            %           %                              10/16/91
Utilities Portfolio                               %           %                                2/4/94
Templeton Stock Fund (Class 1)                    %           %             %           %     8/31/88
Bankers Trust EAFE Index Fund                     %                                           8/22/97
Bankers Trust Small Cap Index Fund                %                                           8/25/97
Equity Index Portfolio                            %           %             %                10/16/91

                                                                                               FUND
                                                                                             INCEPTION
      UNDERLYING INVESTMENT OPTIONS        ONE YEAR   THREE YEARS   FIVE YEARS   TEN YEARS     DATE
      -----------------------------        --------   -----------   ----------   ---------   ---------
BOND FUNDS
Fidelity VIP High Income Portfolio                %           %             %           %     9/19/85
Putnam Diversified Income Portfolio               %           %                               6/16/94
Smith Barney High Income Portfolio                %           %                               6/16/94
Templeton Bond Fund (Class 1)                     %           %             %           %     8/31/88
U.S. Gov't Securities Portfolio                   %           %             %                 1/24/92
Zero Coupon Bond Portfolio 2000                   %           %                              10/11/95
Zero Coupon Bond Portfolio 2005                   %           %                              10/11/95
BALANCED FUNDS
Fidelity VIP II Asset Manager Portfolio           %           %             %                  9/6/89
MFS Total Return Portfolio                        %           %                               6/16/94
Templeton Asset Allocation Fund (Class 1)         %           %             %           %     8/31/88
Managed Assets Trust                              %           %             %           %      8/6/82
MONEY MARKET FUND
Money Market Portfolio(1)                         %           %             %           %     10/1/81

The information presented in the above chart represents the percentage change in the value of an accumulation unit of the underlying investment options for the periods indicated, and reflects all expenses of the underlying funds, 0.70% mortality and expense risk charge against amounts allocated to the underlying funds. The rates of return do not reflect the 2.5% front-end sales charge, the 1.25% DAC tax charge or the 2.25% state premium tax charge (which are deducted from premium payments) nor do they reflect surrender charges or monthly deduction amounts. These charges would reduce the average annual return reflected.

(1) An investment in Money Market Portfolio is neither insured nor guaranteed by the United States Government. There is no assurance that a stable $1.00 value will be maintained.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

             INDIVIDUAL VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

                                   ISSUED BY

                        THE TRAVELERS INSURANCE COMPANY
                             HARTFORD, CONNECTICUT

L-                                                                   March, 2000

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

Sections 33-770 et seq, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

1.          The facing sheet.
2.          The Prospectus.
3.          The undertaking to file reports.
4.          The signatures.

Written consents of the following persons:

A. Consent of General Counsel, to filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.) To be filed by amendment.

B. Consent and Actuarial Opinion pertaining to the illustrations contained in the prospectus. To be filed by amendment.

C. Consent of Independent Certified Public Accountants. To be filed by amendment.

D.          Powers of Attorney.  (See Exhibit 12 below.)

EXHIBITS

1. Resolution of the Board of Directors of The Travelers Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit No. 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6 filed April 29, 1996.)

2.          Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and CFBDS, Inc. (Incorporated herein by reference to Exhibit 3(a) to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-60227, filed November 9, 1998.)

3(c). Agents Agreements, including schedule of sales commissions. To be filed by amendment.

4.          None

5. Form of Variable Life Insurance Contracts. To be filed by amendment.

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

7.          None

8.          Participation Agreements.  To be filed by amendment.

9.          None

10. Form of Application for Variable Life Insurance Contracts. To be filed by amendment.

11. Opinion of counsel as to the legality of the securities being registered. To be filed by amendment

12(a). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Benet, George C. Kokulis, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibits 15(a) and 15(b) to the Registration Statement on Form S-6 filed April 28, 1995 and April 25, 1997.)

12(b). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for J. Eric Daniels. (Incorporated herein by reference to Exhibit 12(b) to the Registration Statement on Form S-6, File No. 333-69771, filed December 28, 1998.)

12(c). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Jay S. Benet. (Incorporated herein by reference to Exhibit 12(c) to Post Effective Amendment No. Pre-Effective Amendment No. 20 to the Registration Statement on Form S-6, File No. 3-88637, filed on April 26, 1999.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hartford and state of Connecticut, on the 9th day of February 2000.

               THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE
                                  (Registrant)

                        THE TRAVELERS INSURANCE COMPANY
                                  (Depositor)

                          By:    *JAY S. BENET
                             ---------------------------------------------------
                                 Jay S. Benet
                                 Senior Vice President, Chief Financial Officer,
                                 Chief Accounting Officer and Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 9th day of February 2000.

*J. ERIC DANIELS                             Director, President and Chief Executive Officer
-------------------
 (J. Eric Daniels)

*JAY S. BENET                                Director, Senior Vice President, Chief Financial
-------------------
 (Jay S. Benet)                              Officer, Chief Accounting Officer and Controller

*GEORGE C. KOKULIS                           Director
-------------------
 (George C. Kokulis)

*KATHERINE M. SULLIVAN                       Director
------------------------

*MARC P. WEILL                               Director
-------------------
 (Marc P. Weill)

*By: /s/Ernest J. Wright, Attorney-in-Fact

EXHIBIT INDEX
-------------
Written Consents                                                                                        Method of Filing
----------------                                                                                        ----------------
A.          Consent of General Counsel, to filing of her opinion as an                                  See Exhibit 11
            exhibit to this Registration Statement and to the                                           To be filed by
            reference To be filed by to her opinion under the caption                                   amendment
            "Legal Proceedings and amendment and Opinion" in the
            Prospectus. (See Exhibit 11 below.)

B.          Consent and Actuarial Opinion pertaining to the                                             To be filed by
            illustrations contained in the prospectus.                                                  amendment

C.          Consent of Independent Certified Public Accountants.                                        To be filed by
                                                                                                        amendment

EXHIBITS

3(c).       Agents Agreements, including schedule of sales commissions.                                 To be filed by
                                                                                                        amendment.

5.          Form of Variable Life Insurance Contracts.                                                  To be filed by
                                                                                                        amendment

10.         Form of Application for Variable Life Insurance Contracts.                                  To be filed by
                                                                                                        amendment

11.         Opinion of counsel as to the legality of the securities                                     To be filed by
            being registered.                                                                           amendment